THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, other licensed corporation, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Hanny Holdings Limited, you should at once hand this circular to the purchaser or transferee or to the bank, licensed securities dealer, other licensed corporation, or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

HANNY

VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 275)

DISCLOSEABLE TRANSACTION

RELATING TO DISPOSAL OF SUBSIDIARIES

Financial adviser to Hanny Holdings Limited

OPTIMA CAPITAL

Optima Capital Limited

11 April 2008

CONTENTS

In this circular, unless the context otherwise requires, the following terms have the following meanings:

"Agreement"	the sale and purchase agreement dated 25 March 2008 between the Vendor and the Purchaser in relation to the sale and purchase of the Sale Share
"Board"	board of Directors
"BVI"	British Virgin Islands
"CEL"	China Enterprises Limited, a company incorporated in Bermuda with limited liability, the shares of which are traded on the OTC (over-the-counter) Securities Market in the USA
"Company"	Hanny Holdings Limited (stock code: 275), a company incorporated in Bermuda with limited liability and the shares of which are listed on the main board of the Stock Exchange
"Completion"	completion of the Disposal in accordance with the terms of the Agreement
"Directors"	directors of the Company
"Disposal"	the disposal by the Company of the Sale Share pursuant to the Agreement
"Group"	the Company and its subsidiaries
"Independent Third Party(ies)"	third party(ies) independent of the Company and its connected persons (as defined under the Listing Rules)
"Kamthorn"	Kamthorn Limited, a company incorporated in the BVI, an indirect wholly owned subsidiary of the Company
"Latest Practicable Date"	7 April 2008, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information for inclusion in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	The People's Republic of China
"Purchaser"	Hugo Field Limited, a company incorporated in the BVI and an Independent Third Party
"Sale Share"	1 issued ordinary share of US$1.0 each in the capital of Kamthorn, representing the entire issued share capital of Kamthorn
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Shareholder(s)"	holder(s) of Shares
"Shares"	shares of HK$0.01 each in the capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

"USA"	United States of America
"Vendor"	Group Dragon (B.V.I.) Limited, an indirect wholly owned subsidiary of the Company
"HK$"	Hong Kong dollars
"RMB"	Renminbi
"US$"	United States dollars

HANNY

VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 275)

Executive Directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*

Independent Non-executive Directors:
Mr. Kwok Ka Lap, Alva
Mr. Poon Kwok Hing, Albert
Mr. Sin Chi Fai

Registered office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Head office and principal place of business in Hong Kong:
31st Floor, Bank of America Tower
12 Harcourt Road
Central
Hong Kong

11 April 2008

To the shareholders and, for information only, to the holders of convertible bonds

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION

RELATING TO DISPOSAL OF SUBSIDIARIES

INTRODUCTION

On 26 March 2008, the Board announced that the Company had entered into the Agreement with the Purchaser to dispose of the Company's entire interest in Kamthorn. The Disposal constitutes a discloseable transaction for the Company under the Listing Rules.

The purpose of this circular is to provide you with, among other things, further details of the Disposal and information of the Company.

THE AGREEMENT DATED 25 MARCH 2008

Parties:

Vendor	:	Group Dragon (B.V.I.) Limited, an indirect wholly owned subsidiary of the Company
Purchaser	:	Hugo Field Limited

As far as the Directors are aware, the Purchaser is principally engaged in investment holding. To the best of the Directors' knowledge, information and belief and having made all reasonable enquiries, the Purchaser and its ultimate beneficial owner are Independent Third Parties.

Assets to be disposed:

The Sale Share, being 1 issued ordinary share of US$1.0 each in the capital of Kamthorn, representing the entire issued share capital of Kamthorn.

Consideration:

The aggregate consideration for the Disposal amounts to HK$150 million and is payable by the Purchaser to the Vendor in cash in the following manner:

(a) HK$30 million as deposit to be paid by the Purchaser to the Vendor within 7 business days from the date of the Agreement; and

(b) the remaining balance of HK$120 million to be paid by the Purchaser to the Vendor upon Completion.

The consideration for the Sale Share was determined after arm's length negotiations between the parties taking into account the unaudited net assets of Kamthorn of approximately HK$136.4 million as at 31 December 2007.

Conditions precedent:

Completion of the Disposal is subject to the following conditions precedent:

(a) the passing by the shareholders of the Vendor and/or of its holding company (other than those prohibited from voting under the Listing Rules, if applicable) of all necessary resolutions at a special general meeting of the Company approving the Agreement and the transactions contemplated thereunder as required by the Listing Rules (if required);

(b) all necessary consents, authorisations or other approvals (or as the case may be, the relevant waiver) of any kind for the change of substantial shareholder of Kamthorn having been obtained from the Securities and Futures Commission (if required);

(c) the Purchaser being satisfied that all the warranties remain true and accurate in all respects and not misleading in any respect as at the fulfilment or waiver of the last in time to be fulfilled of the conditions precedent (other than this condition);

(d) all other requisite consents, authorisations and approvals (or, as the case may be, the relevant waiver) in connection with the entering into and performance of the terms of the Agreement having been obtained by the respective parties;

(e) the granting of the approval from the U.S. Securities and Exchange Commission ("USSEC") or the relevant regulatory body(ies) for the Purchaser and/or the ultimate beneficial owner of the Purchaser, to be the substantial shareholder of CEL (if required);

(f) the compliance and fulfillment by the Purchaser of all the requirements under the relevant laws and/or rules or regulations in the USA and/or the USSEC in relation to the transactions contemplated under the Agreement (if required);

(g) the Purchaser conducting a due diligence review of and being satisfied with the business, assets and financial position of Kamthorn in all respects as at the fulfilment or waiver of the last in time to be fulfilled of all the conditions precedent (other than this condition); and

(h) no petition for the winding up of Kamthorn being presented or analogous proceedings being taken against Kamthorn, in each case on reasonable and substantial grounds, and no demand is made by any creditor for payment under any guarantee.

If any of the conditions above has not been satisfied (or conditions (c) and (g) above not being waived by the Purchaser) on or before 19 May 2008 or such later date as may be agreed by the parties hereto:

(a) the Vendor shall within 7 business days refund the deposit in the sum of HK$30 million paid to the Purchaser with interest; and

(b) the Agreement shall be automatically terminated and cease to be of any effect, whereupon no party to the Agreement shall have any claim against each other arising out of or in connection with the Agreement and in respect of claims arising out of any antecedent breach of the Agreement.

Completion:

Subject to the fulfillment or waiver of the conditions above, Completion shall take place within 7 business days from the date of fulfillment of the conditions or at such other time and place as may be agreed in writing by the parties.

REASONS FOR THE DISPOSAL

The Company is an investment holding company which is principally engaged in trading of securities, holding of vessels for sand mining and other strategic investments including (i) a subsidiary, of which shares are listed on the Australian Securities Exchange; (ii) a subsidiary, of which shares are traded on the OTC (over-the-counter) Securities Market in the USA; (iii) associated companies whose shares are listed on the Stock Exchange or the Singapore Exchange Limited; and (iv) long-term convertible notes issued by companies whose shares are listed on the Stock Exchange.

Kamthorn is an investment holding company, the principal asset of which is the holding of approximately 18.1% equity interest in the issued share capital of CEL. As CEL was treated as non-current investments in the books of Kamthorn, the financial results of CEL were not accounted for in the accounts of Kamthorn. Kamthorn did not record any turnover for the two years ended 31 December 2006 and 2007. In addition, Kamthorn did not record any profit/loss for the year ended 31 December 2006 and recorded a net loss of approximately HK$5,000 for the year ended 31 December 2007.

CEL is listed on the OTC (over-the-counter) Securities Market in the USA, and is principally engaged in investment holding, including (i) investment in associated companies which are principally engaged in, among others, trading of tire products in the PRC and other countries; and (ii) investment of financial assets. Based on the audited accounts of CEL for the financial year ended 31 December 2006, CEL did not generate any turnover and recorded a net loss of RMB26.3 million and RMB21.2 million in 2005 and 2006 respectively. The net loss was mainly attributed to general and administrative expenses and fair value adjustments for the financial assets held by CEL.

Prior to Completion, the Group, through its subsidiaries, holding an effective equity interest of approximately 55.2% of the existing issued share capital of CEL. Upon Completion, the Company will not hold any interests in Kamthorn and the Company will continue to hold an effective equity interest of approximately 37.1% of the existing issued share capital of CEL. Accordingly, CEL will cease to be a subsidiary of the Company and will become an associated company of the Company and its financial results will be accounted for under equity method.

Based on the consideration of the Disposal of HK$150 million and the unaudited net assets of Kamthorn of approximately HK$136.4 million as at 31 December 2007 and related expenses of approximately HK$0.5 million, it is estimated that a gain of approximately HK$13.1 million would be arisen from the Disposal. The Company expects that the assets and liabilities of the Group will be decreased as a result of the Disposal and the recognition of CEL as an associated company of the Company upon Completion, but it is expected that there will not be any material adverse effect on the earnings of the Group. Riding on the current overall economic sentiment and taking into account the historical financial performance of Kamthorn and CEL, the Directors are of the view that it is an opportune time to dispose of its interests in Kamthorn. In addition, the Disposal allows the Group to partially realise its loss-making investment with a gain. The net proceeds from the Disposal are estimated to be approximately HK$149.5 million and shall be used for working capital purpose. Taking into account the above, the Directors consider that the terms of the Agreement are fair and reasonable and the Disposal is in the interests of the Company and the Shareholders as a whole.

GENERAL

Your attention is drawn to the additional information set out in the appendix to this circular.

On behalf of the board of
HANNY HOLDINGS LIMITED
Dr. Chan Kwok Keung, Charles
Chairman

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

Directors' interests and short positions in Shares, underlying shares and debentures of the company and its associated corporations

As at the Latest Practicable Date, the interests and short positions of the Directors in the Shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO) or pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "**Model Code**"); or (b) were required to be entered in the register kept by the Company pursuant to Section 352 of the SFO, were as follows:

(a) Interests in Shares

Name of Director	Long position/ Short position	Capacity	Nature of interest	Number of Shares held	Approximate % of the issued share capital of the Company
Dr. Chan Kwok Keung, Charles *(Note)*	Long position	Beneficial owner	Personal interest	23,941,600	0.47%
Dr. Yap, Allan	Long position	Beneficial owner	Personal interest	39,726,384	0.79%

Note: This interest does not include interests in underlying shares of equity derivatives of the Company. This interest needs to be aggregated with those set out in sub-paragraph (b) below to give the total interest of Dr. Chan Kwok Keung, Charles in the Company.

(b) Interest in equity derivatives (as defined in the SFO) of the Company

Hanny Bonds

Name of Director	Long position/ Short position	Capacity	Nature of interest	Number of underlying shares (under equity derivatives) held	Approximate % of the issued share capital of the Company
Dr. Chan Kwok Keung, Charles *(Note)*	Long position	Beneficial owner	Personal interest	4,241,507	0.08%

Note: Dr. Chan Kwok Keung, Charles is interested in the Hanny Bonds with face value of HK$2,841,810. Upon full conversion of the Hanny Bonds at the conversion price of HK$0.67 per Share (subject to adjustments), 4,241,507 Shares will be issued to Dr. Chan Kwok Keung, Charles.

(c) Interests in associated corporations (as defined in the SFO) of the Company

(i) Interests in shares of Wing On Travel (Holdings) Limited ("Wing On Travel")

Name of Director	Long position/ Short position	Capacity	Nature of interest	Number of shares held in Wing On Travel	Approximate % of the issued share capital of Wing On Travel
Dr. Chan Kwok Keung, Charles	Long position	Beneficial owner	Personal interest	4,529,800	0.24%
Mr. Kwok Ka Lap, Alva	Long position	Beneficial owner	Personal interest	150,000	0.01%

(ii) Interests in share options of Wing On Travel

Name of Director	Long position/ Short position	Capacity	Nature of interest	Exercisable period	Number of share options held in Wing On Travel	Exercise price per share *HK$*	Approximate % of the issued share capital of Wing On Travel
Dr. Yap, Allan	Long position	Beneficial owner	Personal interest	22 June 2006 to 21 June 2008	4,000,000	0.728	0.22%
Mr. Lui Siu Tsuen, Richard	Long position	Beneficial owner	Personal interest	22 June 2006 to 21 June 2008	3,600,000	0.728	0.20%
Mr. Kwok Ka Lap, Alva	Long position	Beneficial owner	Personal interest	22 June 2006 to 21 June 2008	250,000	0.728	0.01%

Save as disclosed above, as at the Latest Practicable Date, none of the Directors had (a) under Divisions 7 and 8 of Part XV of the SFO, nor were they taken or deemed to have under such provisions of the SFO, any interests or short positions in the Shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO); (b) any interests which are required to be entered into the register kept by the Company pursuant to Section 352 of the SFO; or (c) any interests which are required to be notified to the Company and the Stock Exchange pursuant to the Model Code.

Interests and short positions of Shareholders discloseable under the SFO

So far as is known to the Directors, as at the Latest Practicable Date, the following persons had interests or short positions in the Shares or underlying shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO:

Name of Shareholder *(Note 1)*	Long position/ Short position	Capacity	Number of Shares held *(Notes 2 and 3)*	Number of underlying shares (unlisted equity derivatives of the Company) held *(Notes 2 and 3)*	Approximate % of the issued share capital of the Company
Dr. Chan Kwok Keung, Charles	Long position	Interest of controlled corporations	2,501,529,452	–	49.90%
	Long position	Interest of controlled corporations	–	283,521,894	5.65%
	Long position	Beneficial owner	23,941,600	–	0.47%
	Long position	Beneficial owner	–	4,241,507	0.08%
Ms. Ng Yuen Lan, Macy	Long position	Interest of spouse	2,501,529,452	–	49.90%
	Long position	Interest of spouse	–	283,521,894	5.65%
	Long position	Interest of spouse	23,941,600	–	0.47%
	Long position	Interest of spouse	–	4,241,507	0.08%
ITC Corporation Limited	Long position	Interest of controlled corporations	2,501,529,452	–	49.90%
	Long position	Interest of controlled corporations	–	283,521,894	5.65%
ITC Investment Holdings Limited	Long position	Interest of controlled corporations	2,501,529,452	–	49.90%
	Long position	Interest of controlled corporations	–	283,521,894	5.65%

Name of Shareholder *(Note 1)*	Long position/ Short position	Capacity	Number of Shares held *(Notes 2 and 3)*	Number of underlying shares (unlisted equity derivatives of the Company) held *(Notes 2 and 3)*	Approximate % of the issued share capital of the Company
Mankar Assets Limited	Long position	Interest of controlled corporation	2,501,529,452	–	49.90%
	Long position	Interest of controlled corporation	–	140,288,641	2.79%
Famex Investment Limited	Long position	Beneficial owner	2,501,529,452	–	49.90%
	Long position	Beneficial owner	–	140,288,641	2.79%

Notes:

1. Famex Investment Limited ("**Famex**") is a wholly-owned subsidiary of Mankar Assets Limited ("**Mankar**"). Mankar is a wholly-owned subsidiary of ITC Investment Holdings Limited ("**ITC Investment**"), which in turn is a wholly-owned subsidiary of ITC Corporation Limited ("**ITC**"). Ms. Ng Yuen Lan, Macy is the spouse of Dr. Chan Kwok Keung, Charles ("**Dr. Chan**").

   Famex, being an indirect wholly-owned subsidiary of ITC, owned approximately 49.90% of the existing issued share capital of the Company whereas Dr. Chan directly held approximately 0.47% of the existing issued share capital of the Company. By virtue of his direct interest of approximately 4.69% and indirect interest of approximately 30.08% held through his indirectly-owned company in the existing issued share capital of ITC, Dr. Chan and his spouse are deemed to be interested in the shares and underlying shares of the Company held by the subsidiaries of ITC.

2. Famex is interested in 2% convertible bonds of the Company due 2011 (the "Hanny Bonds") with face value of HK$93,993,390. Upon full conversion of the Hanny Bonds at the conversion price of HK$0.67 per share, a total of 140,288,641 shares of the Company will be issued to Famex. Mankar, ITC Investment, ITC, Dr. Chan and his spouse are therefore deemed to be interested in 2,501,529,452 shares and 140,288,641 underlying shares held by Famex.

3. Hollyfield Group Limited ("**Hollyfield**") is a wholly-owned subsidiary of ITC Investment. Hollyfield is interested in the Hanny Bonds with face value of HK$95,966,280. Upon full conversion of the Hanny Bonds at the conversion price of HK$0.67 per share, a total of 143,233,253 shares of the Company will be issued to Hollyfield. ITC Investment, ITC, Dr. Chan and his spouse are therefore deemed to be interested in 143,233,253 underlying shares held by Hollyfield.

Save as disclosed above, as at the Latest Practicable Date, there was no other party (other than the directors of the Company) who had an interest or short positions in the Shares or underlying shares of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO.

3. COMPETING INTERESTS

As at the Latest Practicable Date, none of the Directors nor their respective associates were interested in any business apart from the Group's businesses which competes or is likely to compete, either directly or indirectly, with the Group's businesses.

4. LITIGATION

As at the Latest Practicable Date, no litigation or claim of material importance was known to the Directors to be pending or threatened against any members of the Group.

5. SERVICE CONTRACT

As at the Latest Practicable Date, none of the Directors had a service agreement with the Company or any of its subsidiaries which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

6. MISCELLANEOUS

(i) The qualified accountant and the company secretary of the Company is Mr. Lui Siu Tsuen, Richard, a fellow member of The Hong Kong Institute of Certified Public Accountants.

(ii) The registered office of the Company is situated at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda and the head office and principal place of business of the Company in Hong Kong is situated at 31st Floor, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong.

(iii) The Hong Kong branch share registrar and transfer office of the Company is Tricor Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong.

(iv) In the event of inconsistency, the English text of this circular shall prevail over the Chinese text thereof.

3. 競爭權益

於最後實際可行日期，概無董事或彼等各自之聯繫人於本集團業務以外擁有與本集團業務直接或間接競爭或可能競爭之任何業務之權益。

4. 訴訟

於最後實際可行日期，據董事所知，本集團任何成員公司並無任何尚未了結或面臨之重大訴訟或索償。

5. 服務合約

於最後實際可行日期，各董事概無與本公司或其任何附屬公司訂立任何本公司不可於一年內免付賠償(法定賠償除外)而終止之服務合約。

6. 其他事項

(i) 本公司之合資格會計師及公司秘書為呂兆泉先生，彼為香港會計師公會之資深會員。

(ii) 本公司之註冊辦事處設於Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda，而本公司之總辦事處及香港主要營業地點則設於香港中環夏慤道12號美國銀行中心31樓。

(iii) 本公司之香港股份過戶登記分處為卓佳秘書商務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

(iv) 本通函之中、英文版本如有歧異，須以英文版本為準。

股東名稱 (附註1)	好倉／淡倉	身份	持有股份數目 (附註2及3)	持有相關股份數目（本公司非上市股本衍生工具）(附註2及3)	佔本公司已發行股本概約百分比
Mankar Assets Limited	好倉	受控公司之權益	2,501,529,452	–	49.90%
	好倉	受控公司之權益	–	140,288,641	2.79%
其威投資有限公司	好倉	實益擁有人	2,501,529,452	–	49.90%
	好倉	實益擁有人	–	140,288,641	2.79%

附註：

1. 其威投資有限公司（「**其威**」）為Mankar Assets Limited（「**Manka**」）之全資附屬公司。Mankar為ITC Investment Holdings Limited（「**ITC Investment**」）之全資附屬公司，而ITC Investment 則為德祥企業集團有限公司（「**德祥**」）之全資附屬公司。伍婉蘭女士為陳國強博士（「**陳博士**」）之配偶。

   其威為德祥之間接全資附屬公司，其持有本公司現時已發行股本約49.90%，則陳博士則直接持有本公司已發行股本約0.47%。由於陳博士直接於德祥現時已發行股本中擁有約4.69%權益及通過其間接擁有的公司於德祥現時已發行股本中間接擁有約30.08%權益，因此陳博士及其配偶被視為於德祥之附屬公司所持有的本公司股份及相關股份中擁有權益。

2. 其威擁有本公司於二零一一年到期面值為93,993,390港元之2%可兑換債券（「錦興債券」）之權益。於錦興債券按兑換價每股股份0.67港元獲悉數兑換後，合共140,288,641本公司股份將發行予其威。因此，Mankar、ITC Investment、德祥、陳博士及其配偶均被視為於其威持有之2,501,529,452股股份及140,288,641股相關股份中擁有權益。

3. Hollyfield Group Limited（「**Hollyfield**」）為ITC Investment之全資附屬公司。Hollyfield擁有面值為95,966,280港元之錦興債券之權益。於錦興債券按兑換價每股股份0.67港元獲悉數兑換後，合共143,233,253本公司股份將發行予Hollyfield。因此，ITC Investment、德祥、陳博士及其配偶均被視為於Hollyfield持有之143,233,253股相關股份中持有權益。

除上文所披露者外，於最後實際可行日期，並無任何其他一方（本公司董事除外）於本公司股份及相關股份中擁有根據證券及期貨條例第XV部第2及3分部須向本公司披露或根據證券及期貨條例第336條規定載於本公司存置之登記冊之權益或淡倉。

根據證券及期貨條例須予披露之股東權益及淡倉

就本公司董事所知，於最後實際可行日期，下列人士於股份或相關股份中擁有根據證券及期貨條例第XV部第2及3分部條文而須向本公司披露之權益或淡倉，或根據證券及期貨條例第336條規定須載於本公司存置之登記冊之權益或淡倉：

股東名稱 （附註1）	好倉／淡倉	身份	持有股份數目 （附註2及3）	持有相關股份數目（本公司非上市股本衍生工具） （附註2及3）	佔本公司已發行股本概約百分比
陳國強博士	好倉	受控公司之權益	2,501,529,452	–	49.90%
	好倉	受控公司之權益	–	283,521,894	5.65%
	好倉	實益擁有人	23,941,600	–	0.47%
	好倉	實益擁有人	–	4,241,507	0.08%
伍婉蘭女士	好倉	配偶權益	2,501,529,452	–	49.90%
	好倉	配偶權益	–	283,521,894	5.65%
	好倉	配偶權益	23,941,600	–	0.47%
	好倉	配偶權益	–	4,241,507	0.08%
德祥企業集團有限公司	好倉	受控公司之權益	2,501,529,452	–	49.90%
	好倉	受控公司之權益	–	283,521,894	5.65%
ITC Investment Holdings Limited	好倉	受控公司之權益	2,501,529,452	–	49.90%
	好倉	受控公司之權益	–	283,521,894	5.65%

(c) 本公司相聯法團(定義見證券及期貨條例)之權益

(i) 於永安旅遊(控股)有限公司(「永安旅遊」)股份之權益

董事名稱	好倉／淡倉	身份	權益性質	持有永安旅遊股份數目	佔永安旅遊已發行股本概約百分比
陳國強博士	好倉	實益擁有人	個人權益	4,529,800	0.24%
郭嘉立先生	好倉	實益擁有人	個人權益	150,000	0.01%

(ii) 於永安旅遊購股權之權益

董事名稱	好倉／淡倉	身份	權益性質	行使期間	持有永安旅遊購股權數目	每股行使價港元	佔永安旅遊已發行股本概約百分比
Yap, Allan博士	好倉	實益擁有人	個人權益	二零零六年六月二十二日至二零零八年六月二十一日	4,000,000	0.728	0.22%
呂兆泉先生	好倉	實益擁有人	個人權益	二零零六年六月二十二日至二零零八年六月二十一日	3,600,000	0.728	0.20%
郭嘉立先生	好倉	實益擁有人	個人權益	二零零六年六月二十二日至二零零八年六月二十一日	250,000	0.728	0.01%

除上文所披露者外，於最後實際可行日期，董事概無(a)根據證券及期貨條例第XV部第7及8分部或根據證券及期貨條例之有關條文被視作或當作於本公司或其任何相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份或債券中擁有任何權益或淡倉；(b)根據證券及期貨條例第352條規定須載於本公司存置之登記冊之任何權益；或(c)根據標準守則須知會本公司及聯交所之任何權益。

1. 責任聲明

本通函載有遵照上市規則之規定而提供有關本公司之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並在作出所有合理查詢後確認，就彼等所深知及所信，本通函內並無遺漏任何其他事實，致使本通函所載之任何聲明產生誤導。

2. 權益披露

董事於本公司及其附屬公司股份、相關股份及債券之權益及淡倉

於最後實際可行日期，本公司董事於本公司及其相聯法團（定義見證券及期貨條例（「證券及期貨條例」）第XV部）之股份、相關股份及債券中擁有(a)根據證券及期貨條例第XV部第7及8分部（包括根據證券及期貨條例之有關條文彼等被視作或當作擁有之權益及淡倉）或根據上市公司董事進行證券交易之標準守則（「**標準守則**」）須知會本公司及聯交所之權益及淡倉；或(b)根據證券及期貨條例第352條規定須載於本公司存置之登記冊之權益及淡倉如下：

(a) 於股份之權益

董事名稱	好倉／淡倉	身份	權益性質	持有股份數目	佔本公司已發行股本概約百分比
陳國強博士（附註）	好倉	實益擁有人	個人權益	23,941,600	0.47%
Yap, Allan博士	好倉	實益擁有人	個人權益	39,726,384	0.79%

附註：該權益不包括本公司股本衍生工具之相關股份權益。該權益須與下文(b)分段所載權益合併，以計算陳國強博士於本公司之權益總額。

(b) 於本公司股本衍生工具（定義見證券及期貨條例）之權益

錦興債券

董事名稱	好倉／淡倉	身份	權益性質	持有相關股份數目（股本衍生工具項下）	佔本公司已發行股本概約百分比
陳國強博士（附註）	好倉	實益擁有人	個人權益	4,241,507	0.08%

附註：陳國強博士擁有面值為2,841,810港元之錦興債券之權益。於錦興債券按兌換價每股股份0.67港元（可予調整）獲悉數兌換後，4,241,507股股份將發行予陳國強博士。

根據出售事項之代價150,000,000港元及Kamthorn於二零零七年十二月三十一日之未經審核淨資產約136,400,000港元及有關開支約500,000港元，估計將於出售事項中獲取約13,100,000港元之收益。本公司預計，由於出售事項及於完成後將CEL確認為本公司之聯營公司，本集團之資產及負債將會減少，惟預計對本集團之盈利將不會造成重大不利影響。鑑於現時之整體經濟狀況及經計及Kamthorn及CEL之過往財務表現，董事認為現在乃適當時機出售其於Kamthorn之權益。此外，出售事項令本集團可將其虧損投資部分變現而有收益。來自出售事項之所得款項淨額估計約為149,500,000港元，該筆款項將作營運資金用途。經計及上述因素後，董事認為協議之條款屬公平合理，出售事項符合本公司及股東之整體利益。

一般事項

本通函之附錄載有其他資料，敬希垂注。

此　致

列位股東　台照
及列位可兑換債券持有人　參照

承董事會命
錦興集團有限公司
主席
陳國強博士

二零零八年四月十一日

倘於上述任何條件未能於二零零八年五月十九日或之前，或本文中各方所協定之較後日期達成(或以上條件(c)及(g)未獲買方豁免)，則：

(a) 賣方須於7個營業日內退還買方所支付之30,000,000港元按金連利息予買方；及

(b) 協議將自動作廢及並無進一步之效力，而協議之訂約方不得向對方提出任何索償要求，亦毋須就此承擔任何債務或責任(在此之前因違反協議之規定者除外)。

完成：

在上述條件達成或豁免後，完成應在達成上述條件後7個營業日內進行，或應在訂約各方以書面方式協定之其他時間及地點進行。

進行出售事項之理由

本公司為一間投資控股公司，主要從事證券買賣、持有採砂船及其他策略投資，包括(i)股份於澳洲證券交易所上市之一間附屬公司；(ii)股份於美國場外交易證券市場買賣之一間附屬公司；(iii)股份於聯交所或新加坡證券交易所上市之聯營公司；及(iv)股份於聯交所上市之公司發行之長期可換股票據。

Kamthorn為一間投資控股公司，其主要資產為持有CEL已發行股本約18.1%股權。由於在Kamthorn之賬目中CEL被處理為非流動投資，CEL之財務業績不會Kamthorn之賬目中列入。於截至二零零六年及二零零七年十二月三十一日止兩年，Kamthorn並無錄得任何營業額。Kamthorn於截至二零零六年十二月三十一日止年度並無任何溢利／虧損，而於截至二零零七年十二月三十一日止年度錄得虧損淨額約5,000港元。

CEL於美國場外證券市場上市，主要從事投資控股，包括(i)於主要從事(其中包括)在中國及其他國家買賣輪胎產品之聯營公司之投資；及(ii)投資金融資產。根據CEL於截至二零零六年十二月三十一日止財政年度之經審核賬目，於二零零五年及二零零六年，CEL並無產生任何營業額及分別錄得虧損淨額人民幣26,300,000元及人民幣21,200,000元。虧損淨額乃主要由於一般及行政開支以及CEL所持有之金融資產之公平值調整。

完成前，本集團透過其附屬公司持有CEL現有已發行股本約55.2%之有效股權。完成後，本公司將不再持有Kamthorn之任何權益，而本公司將繼續持有CEL現有已發行股本約37.1%之有效股權。因此，CEL將不再為本公司之附屬公司並將成為本公司之聯營公司，而其財務業績將根據權益法入賬。

將予出售之資產：

待售股份，即1股Kamthorn股本中每股面值1.0美元之已發行普通股，佔Kamthorn之全部已發行股本。

代價：

出售事項之總代價為150,000,000港元，須由買方按下列方式以現金向賣方支付：

(a) 買方將於協議日期之後7個營業日內向賣方支付按金30,000,000港元；及

(b) 餘款120,000,000港元將於完成後由買方向賣方支付。

待售股份之代價乃由各方經計及Kamthorn於二零零七年十二月三十一日之未經審核淨資產約136,400,000港元後經公平磋商而釐定。

先決條件：

出售事項之完成須達成以下先決條件，方可作實：

(a) 根據上市規則之規定，賣方及／或其控股公司（不包括該等根據上市規則被禁止投票者，倘適用）股東於股東特別大會上通過所有必要決議案批准本協議及其項下擬進行之交易（如必要）；

(b) 已從證券及期貨事務監察委員會獲得有關Kamthorn之主要股東變更之所有必要同意、授權或任何其他批文（或有關豁免，視情況而定）（如必要）；

(c) 買方對以下事項感到滿意，即所有擔保於在履行先決條件（本條除外）時履行或豁免最後一條時在所有方面均真確無誤且在任何方面均無誤導；

(d) 有關各方已就訂立及履行協議之條款獲得所有其他必要同意、授權或批文（或有關豁免，視情況而定）；

(e) 美國證券交易委員會（「美國證券交易委員會」）或相關監管機構批准買方及／或買方之最終實益擁有人成為CEL之主要股東（如必要）；

(f) 買方就有關協議項下擬進行之交易遵守及履行所有相關美國法律及/或規則或規例及/或美國證券交易委員會之規則或規例（如必要）；

(g) 買方於在履行先決條件（本條除外）時履行或豁免最後一條時在所有方面對Kamthorn之業務、資產及財務狀況進行了盡職審查並對該盡職審查之結果感到滿意；及

(h) 任何債權人並無按合理或實質基準針對Kamthorn提呈清盤請求或針對Kamthorn採取類似程序，而任何債權人並無根據擔保要求償債。

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號:275)

執行董事:
陳國強博士(主席)
Yap, Allan博士(董事總經理)
呂兆泉先生(副董事總經理)

獨立非執行董事:
郭嘉立先生
潘國興先生
冼志輝先生

註冊辦事處:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

總辦事處及香港主要營業地點:
香港
中環
夏愨道12號
美國銀行中心31樓

敬啟者:

有關出售附屬公司
之
須予披露交易

緒言

於二零零八年三月二十六日,董事會宣佈,本公司與買方已訂立該協議,旨在出售本公司於Kamthorn之全部權益。根據上市規則,出售事項構成本公司之一項須予披露交易。

本通函之目的旨在向 閣下提供(其中包括)出售事項之進一步詳情及本公司之資料。

日期為二零零八年三月二十五日之協議

訂約各方:

賣方 : Group Dragon (B.V.I.) Limited,本公司之間接全資附屬公司

買方 : Hugo Field Limited

據董事所知,買方主要從事投資控股業務。經董事作出一切合理查詢後所深知、盡悉及確信,買方及其最終實益擁有人為獨立第三方。

* 僅供識別

「美國」	指	美利堅合眾國
「賣方」	指	Group Dragon (B.V.I.) Limited，本公司之間接全資附屬公司
「港元」	指	港元
「人民幣」	指	人民幣
「美元」	指	美元

於本通函內，除文義另有所指外，以下詞彙具有下列涵義：

「協議」	指	賣方與買方就買賣待售股份而於二零零八年三月二十五日訂立之買賣協議
「董事會」	指	董事會
「英屬處女群島」	指	英屬處女群島
「CEL」	指	China Enterprises Limited，一間於百慕達註冊成立之有限公司，其股份於美國場外交易證券市場買賣
「本公司」	指	錦興集團有限公司（股份代號：275），一間於百慕達註冊成立之有限公司，其股份於聯交所主板上市
「完成」	指	根據協議之條款完成出售事項
「董事」	指	本公司董事
「出售事項」	指	本公司根據協議出售待售股份
「本集團」	指	本公司及其附屬公司
「獨立第三方」	指	獨立於本公司及其關連人士（定義見上市規則）之第三方
「Kamthorn」	指	Kamthorn Limited，一間於英屬處女群島註冊成立之公司，並為本公司之全資附屬公司
「最後實際可行日期」	指	二零零八年四月七日，即本通函刊發日期前可查證本通函所載若干資料之最後可行日期
「上市規則」	指	聯交所證券上市規則
「中國」	指	中華人民共和國
「買方」	指	Hugo Field Limited，一間於英屬處女群島註冊成立之公司，為獨立第三方
「待售股份」	指	Kamthorn股本中1股每股1.0美元之已發行普通股，相當於Kamthorn之全部已發行股本
「證券及期貨條例」	指	香港法例第571章之證券及期貨條例
「股東」	指	股份持有人
「股份」	指	本公司股本中每股面值0.01港元之股份
「聯交所」	指	香港聯合交易所有限公司

目　錄

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之持牌證券交易商、其他持牌法團、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之錦興集團有限公司股份全部**售出或轉讓**，應立即將本通函送交買方或承讓人，或送交經手買賣或轉讓之銀行、持牌證券交易商、其他持牌法團或其他代理商，以便轉交買方或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示，概不就因本通函全部或任何部分內容而產生或因依賴該等內容而引致之任何損失承擔任何責任。

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司*

（於百慕達註冊成立之有限公司）

（股份代號：275）

有關出售附屬公司
之
須予披露交易

錦興集團有限公司之財務顧問

OPTIMA CAPITAL
創越融資有限公司

二零零八年四月十一日

* 僅供識別

END